May 12, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	M/A-COM Technology Solutions Holdings, Inc. Form 10-K for Fiscal Year Ended October 3, 2014 Filed December 9, 2014
Form 10-Q for the quarterly period ended January 2, 2015 Filed February 2, 2015
File No. 001-35451

Dear Mr. James:

M/A-COM Technology Solutions Holdings, Inc. (the “Company”), hereby submits responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 28, 2015 (the “Comment Letter”), relating to the above-referenced Form 10-K and Form 10-Q. The headings of this letter correspond to the headings contained in the Comment Letter, and to facilitate your review, we have reproduced below the original text of the Staff’s comments, in bold, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended October 3, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 46

Liquidity and Capital Resources, page 57

1.	To better explain cash flows from operations, in future filings please revise to discuss the reasons for significant changes to the components of working capital – i.e., individually significant changes in line items. Please note any trends that might develop and to the extent possible, the effect they might have on your future capital needs.

Response: In future filings, to better explain cash flows from operations, the Company will discuss the reasons for significant changes to the components of working capital, any related material trends and, to the extent possible, the effect they might have on its future capital needs. The Company notes in this regard that it will include responsive disclosure in the “Liquidity and Capital Resources” discussion in its Quarterly Report on Form 10-Q for the fiscal quarterly period ended April 3, 2015, to be filed with the Commission similar to sample disclosure below:

Cash Flow from Operating Activities:

Our cash flow from operating activities consists of net loss for the period, adjusted for certain non-cash items and changes in operating assets and liabilities. Cash provided by operating activities was $xx.x million in the six months ended April 3, 2015, of which the principal components were a net loss of $xx.x million, plus non-cash expenses of $xx.x million including depreciation and amortization of $xx.x million, and cash decreases from operating assets and liabilities of $xx.x million.

Cash used by operating assets and liabilities in the six months of fiscal 2015 was $xx.x million primarily driven by a use of cash of $xx.x million related to deferred revenue for a change in estimate related to revenue recognition during the first quarter of fiscal 2015. This was partially offset by substantially lower income taxes related to the utilization of available net operating loss (NOL) carry-forwards reducing our income tax payable liability. We expect that our income tax payable liability will continue to be insignificant until the NOL is used in total. Accounts receivables used $xx.x million of cash during the first six months ended while inventories provided cash of $xx.x million, offset by accounts payable and accrued and other liabilities that used cash of $xx.x million. These changes in working capital reflect normal fluctuations relative to the timing and nature of the transactions.

Cash flow from operating activities in the first six months of fiscal 2014 was $xx.x million which was largely driven by a net loss of $xx.x million, plus non-cash expenses of $xx.x million, and cash decreases from operating assets and liabilities of $xx.x million. The change in operating assets and liabilities included cash provided by accounts receivable of $xx.x million, cash used in inventory of $xx.x million and income taxes of $xx.x million, as well as a net decrease in accounts payable, accrued liabilities and other of $xx.x million, these changes were driven by the Mindspeed Acquisition and other normal fluctuations in working capital requirements.

Form 10-Q for the Quarterly Period Ended January 2, 2015

Note 1. Description of Business, Basis of Presentation and Accounting, Page 6

Revenue Recognition, page 7

2.	We note that the company changed its method of accounting for distributor related sales and revenues from the sell through method to the sell-in method. In this regard, please provide the following and cite the applicable accounting literature:

•	Noting that the price protection provisions are based on potential future changes in the pricing of your products, please clarify for us what new information you were able to obtain that led you to the conclusion that you were able to estimate such changes.

Response: The Company, on a quarterly basis, reviews its procedures and documentation supporting its judgments and estimates incorporated into its financial statements. The Company advises the Staff that during the fiscal quarter ended January 2, 2015, the Company completed an analysis using three years of trailing historical experience of distributors’ activities under its agreements including the issuance of price discounts and/or price credits after the initial billing of product, volume pricing structures, stock rotation rights, distributor compensation and product returns. This analysis showed reasonable consistency in the level of credits issued and product returns by distributors as a percentage of the Company’s initial billing to distributors during the three-year period. Based on the results of this analysis, the Company believes it is able to estimate the level of price credits to be issued and level of product returns by distributors with contractual rights in future periods.

The Company believes that in order to clarify what new information it was able to obtain that led to its conclusion that change from the sell through method to the sell-in method was appropriate, it is helpful to understand both some of the Company’s history and related business strategy.

Relevant Company History

•	During 2008 and 2009, the Company’s business had transitioned to being managed as a stand-alone concern rather than as an integrated part of a much larger corporate conglomerate for the first time in many years. As a stand-alone entity, the Company re-established its relationship with its distributors and developed its own distribution strategy, which lead to the renegotiation of its distributor agreements.

•	In late 2011, the Company renegotiated its distributor arrangements which included various compensation programs, volume-pricing and return rights. The Company did not have sufficient history under these agreements to determine that the price to distributors was fixed or determinable at the time of initial billing and was unable to reasonably estimate future credits.

•	In its first fiscal quarter of 2014, the Company acquired Mindspeed Technologies, Inc. (“Mindspeed”), which derived most of its billings through the distribution channel, with different terms based on individual distributor agreements. As such, in 2014, the Company’s sale of products through distribution channels was expanded. Furthermore, the discount or credit offered to Mindspeed’s distributors as a percentage of the “list price” was larger than the Company’s historical discount rate thus increasing the significance of this management estimate. Having multiple distributor agreements with differing terms, Mindspeed recognized revenue on either the sell-in or sell through basis, as dictated by the terms of the applicable agreement.

•	In late fiscal 2014, the Company began efforts to compile and analyze historical credits issued and returns at a product grouping level under the various distributor programs. This data also included pre-acquisition Mindspeed experience. This relevant historical experience, which at that point was approaching three years of data, showed reasonable consistency at a product grouping level of both credits and returns issued by the Company as a percentage of the Company’s initial billing to distributors. The Company’s analysis was completed during its first fiscal quarter of 2015, after the results of its fourth fiscal quarter of 2014 were included.

Business Strategy – (in particular approach to pricing in distributor agreements)

The Company’s products sold to distributors are initially billed at a monolithic price or “list price”. The list price is determined by the product line and/or business unit managers based on their knowledge of the respective markets for a given product or products. The difference between the list price and the net price paid by distributors after application of price credits varies by product grouping (our analysis stratifies experience by approximately 20 groupings of like products). The net price paid by distributors for certain product groups follow different price curves depending on the quantity purchased. These pricing credit percentages however are historically consistent within a specific product grouping. Therefore, the reserve is calculated at product group level since a revenue mix shift will impact the reserve requirement.

The Company initially bills at the “list price” as noted above regardless of the particular distributor or specific compensation involved, the Company regularly reduces the prices of its products (whether in the form of price protection, credits or other). In terms of the distributor compensation programs, the purpose is to (1) reward and protect distributors for demand creation for design wins, (2) provide a competitive bid for each individual customer opportunity eliminating the need to support multiple opportunities with a blended channel pricing policy and (3) establish proper compensation related to the value of the distributor’s support for the customer. Furthermore, compensation credits received by the distributor are validated by a product manager in accordance with these pre-determined parameters as noted above and the distributor’s agreement.

Accounting Estimate in First Fiscal Quarter of 2015

Prior to the first fiscal quarter of 2015, sufficient relevant historical experience did not exist for purposes of reasonably estimating future compensation credits and returns under the various distributor agreements. In considering the volume of products and product lines subject to distributor agreements, as well as the various distributor relationships, the Company determined that three years of relevant historical data was appropriate to build a sufficiently precise model for estimating future credits and returns. With this historical data and resulting analysis, the Company determined experience was reasonably consistent to predict future credits, which led to the change in estimate adopted during first fiscal quarter of 2015. As of January 2, 2015, the Company’s policy is to use a twelve month rolling historical experience rate in order to predict future credits.

Additionally, the analysis showed that 90 percent of the credits issued to distributors were based on “list price” credits and 10 percent of the credits were for product returns and stock rotation rights. Based on revenue, the 90 percent of credits equated to approximately 25 percent of applicable distributor revenue and the 10 percent of the credits equated to approximately 2 percent of applicable distributor revenue over the three-year period with a standard deviation of less than 1 percent, which the Company deemed to be sufficiently precise for estimating future experience. We believe the nature of the credits (i.e., that 90% were based on credits provided to reduce the list price initially billed to distributors) is relevant because our history indicates such credits are predictable and consistent with our pricing strategy and therefore can be reasonably estimated.

Significant to the overall analysis, the Company’s RF and microwave high performance analog semiconductor products have longer product life cycles and materially lower price erosion than other parts of the semiconductor industry, which further enhances the Company’s confidence in its ability to continue to estimate into the future.

How the accounting treatment applied is consistent with FASB ASC 605-15-25-1

FASB ASC 605-15-25-1 provides that when an entity sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met:

(a)	The seller’s price to the buyer is substantially fixed or determinable at the date of sale;

Certain of the Company’s sales to distributors are subject to list price compensation credits structures (as noted above) that may adjust the price subsequent to delivery. However, as of the first fiscal quarter of 2015, such future price adjustments are reasonably estimable, as sufficient relevant historical experience exists to appropriately estimate future credits and returns based on the amount of inventory still held by distributors as of period end. Therefore the price is substantially fixed or determinable at the date of sale.

(b)	The buyer has paid the seller, or the buyer is obligated to pay the seller and the obligation is not contingent on resale of the product. If the buyer does not pay at the time of sale and the buyer’s obligation to pay is contractually or implicitly excused until the buyer resells the product, then this condition is not met;

In accordance with the Company’s distributor agreements, distributors are invoiced for products at the time of shipment. Payment is typically due within 45 days of shipment, regardless of whether or not product has been sold through to end user. Therefore, the distributor becomes obligated to pay upon shipment.

(c)	The buyer’s obligation to the seller would not be changed in the event of theft or physical destruction or damage of the product;

The Company’s distributor agreements specify that title passes when the product is shipped, or received by freight forwarder per the respective contract terms and conditions. Thereafter, the distributor bears the risk of loss related to theft, damage or physical destruction of the product.

(d)	The buyer acquiring the product for resale has economic substance apart from that provided by the seller. This condition relates primarily to buyers that exist on paper, that is, buyers that have little or no physical facilities or employees. It prevents entities from recognizing sales revenue on transactions with parties that the sellers have established primarily for the purpose of recognizing such sales revenue;

The Company has relationships with some of the largest distributors within the semiconductor industry. The Company’s distributors are bona fide third parties not established by or affiliated with the Company, and they have robust facilities and a significant employee base.

(e)	The seller does not have significant obligations for future performance to directly bring about resale of the product by the buyer; and

The Company does not have any significant obligations with respect to the final sale of the product by the distributor to the end customer. For example, the Company is not required to provide significant marketing or other sales efforts with respect to its products once they have been sold to distributors. Once sold to distributors, the sale to the end user is solely the responsibility of the distributor.

(f)	The amount of future returns can be reasonably estimated.

The Company advises the Staff that as of its first fiscal quarter of 2015, the Company is able to reasonably estimate future returns of product sales that provide a right of return at the time of sale based on the availability of sufficient relevant historical experience. The Company has a robust system of reporting in order to identify historical returns by program to use as a basis for the estimating future returns.

Accordingly, beginning in its first fiscal quarter of 2015 (when sufficient relevant historical data became available) and in accordance with ASC 605-15-25-1, the Company recognizes revenue on distributor sales when the above revenue recognition criteria have been met (upon shipment) and maintains revenue reserves for future pricing credits and returns.

•	Clarify if the $15.1 million one-time increase was all recorded as deferred revenue as of October 3, 2014. If so, please also clarify the amount of revenue recognized in the quarter ended January 2, 2015 that would previously have been deferred under your prior revenue accounting policy.

Response: The Company supplementally advises the Staff that there was $17.0 million of deferred revenue on its balance sheet as of October 3, 2014, related to eligible inventory held by distributors, as well as an incremental $3.6 million of revenue recognized in its fiscal quarter ended January 2, 2015, which was the result of increases of such inventory held by distributors during that quarter. This amounts to the $20.6 million of gross distributor billings within the fiscal quarter ended January 2, 2015, which would have been previously recorded as deferred revenue upon initial billings. Of the aforementioned gross distributor revenue, the Company recognized

$12.4 million of the $17.0 million noted above and $2.7 million of the $3.6 million noted above, respectively, as revenue in the fiscal quarter ended January 2, 2015, totaling $15.1 million, after applying the appropriate reserves of $5.5 million.

•	For the quarter ended January 2, 2015, please tell us what percentage of total revenue relates to sales to distributors that correspond to the change in revenue recognition from the sell through method to the sell-in method.

Response: The Company supplementally advises the Staff that 11.1 percent, or $12.7 million of its total revenue for the fiscal quarter ended January 2, 2015 related to sales to distributors eligible for compensation adjustments and/or rights to return related to the Company’s change in accounting estimate.

•	We note that you recognized a reserve of $5.5 million on gross distributor sales of $20.6 million during the period. Please explain to us in greater detail why this reserve is so high relative to the gross revenue.

Response: The Company’s reserve was approximately 27 percent of eligible inventory held by distributors, or $5.5 million for the fiscal quarter ended January 2, 2015. This reserve was applied to gross distributor billings of $20.6 million, resulting in $15.1 million of revenue recognized during the fiscal quarter ended January 2, 2015.

The size of this reserve is largely driven by the individual distribution agreements and the Company’s business strategy whereby the Company will invoice the distributor at “list price”. As described previously the Company expects to issue compensation credits consistent with the distribution agreements. The difference between the list price and distributor selling price averages approximately 25 percent of eligible sales but will vary by product grouping consistent with historical trends and marketing strategies. Product returns during the three year time frame averaged approximately 2 percent of eligible sales. In the aggregate, the historical analysis showed that the overall returns reserve as a percentage of the applicable gross distributor billings has fluctuated between 2-5% on a quarterly basis.

As previously noted, the net price to distributors for certain product groups follow different price curves depending on the quantity purchased. These credit percentages however are historically consistent within a specific product grouping. Therefore, the reserve is calculated at product group level since a revenue mix shift could impact the overall reserve requirement.

•	Revise future filings to include a more specific discussion regarding the critical accounting policies for the significant judgment involved and the potential variability of these estimates, specifically the factors resulting in making the reserve so high relative to gross distributor sell through revenue. Supplement this discussion with details of the changes in the reserve account, if material to an investor’s understanding of the estimates.

Response: The Company will revise future filings to include a more specific discussion regarding critical accounting policies and the significant judgment involved regarding revenue recognition. Further, detail as to reserve levels, support of the level of the reserve and changes to the reserve balance will be disclosed where material. The Company notes in this regard that is has included responsive disclosure in the “Critical Accounting Policies and Estimates” discussion in its Quarterly Report on Form 10-Q for the quarterly period ended April 3, 2015, filed with the Commission on or about the date hereof as follows:

Revenue Recognition-

The Company recognizes revenue when: (i) persuasive evidence of an arrangement exists; (ii) delivery or services have been rendered; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured. The Company recognizes revenue with the transfer of title and risk of loss and provides for reserves for returns and other allowances.

The Company generally does not provide customers other than distributors the right to return product, with the exception of warranty related matters. Accordingly, the Company does not typically maintain a reserve for customers. Shipping and handling fees billed to customers are recorded as revenue while the related costs are classified as a component cost of revenue. The Company provides warranties for its products and accrues the cost of warranty claims in the period the related revenue is recorded.

Prior to fiscal 2015, the Company had concluded that it had insufficient information as well as limited experience in estimating the effect of the right of distributors to return product and price protection and, accordingly, used the sell through approach of revenue recognition. Under this approach, the Company would recognize revenue from sales after the distributor resold the product to its end customer (the sell through basis). After concluding an extensive three year study of distributor related transactions, the Company completed an evaluation of its revenue recognition policy and concluded that it was more appropriate to recognize revenue to distributors at the time of shipment to the distributor (sell-in basis). The Company believes it now has sufficient data to predict future price adjustments from distributors and has a basis of being able to reasonably estimate these future price adjustments.

On a consolidated basis, revenue from distribution customers impacted by the change in estimate accounts for approximately 10-15% of total consolidated revenue. Certain agreements with distribution customers provide for rights of return and compensation credits until such time as the Company’s products are sold by the distributors to their end customers. The Company has agreements with some distributors and customers for various programs, including compensation, volume-based pricing, obsolete inventory, new products and stock rotation. Sales to these distributors and customers, as well as the existence of compensation programs, are in accordance with terms set forth in written agreements with these distributors and customers. In general, credits allowed under these programs are capped based upon individual distributor agreements. The Company records charges associated with these programs as a reduction of revenue at the time of sale with a corresponding adjustment to accounts receivables based upon historical activity. The Company’s policy is to use a twelve month rolling historical experience rate as well as an estimated general reserve percentage in order to estimate the necessary allowance to be recorded. The Company changed its revenue recognition policy from a sell through to a sell-in approach during the first fiscal quarter of 2015, recognizes revenue when criteria of FASB ASC 605-15-25-1 are met.

During the first fiscal quarter of 2015, the Company recorded corresponding adjustments related to this change in estimate to recognize previously deferred revenues. The net effect was an increase of $15.1 million, of which $12.4 million was from previously deferred revenue and $2.7 million was related to the change in distributor revenues. Additionally, the Company recognized the related deferred inventory costs of $4.7 million which resulted in a reduction to net loss of $8.5 million, or a reduction of $0.18 net loss per share when the change in estimate was recorded. During the three months ended April 3, 2015, this change in estimate resulted in revenue of $3.7 million and a reduction in net loss of $0.3 million, or $0.01 reduction of net loss per share, respectively. During the six months ended April 3, 2015, this change in estimate resulted in revenue of $18.8 million and a reduction in net loss of $8.8 million, or $0.18 reduction of net loss per share, respectively.

The Company also established a new reserve of $5.5 million during the first quarter of fiscal year 2015 which was increased to $6.5 million for the quarter ended April 3, 2015 related to future rebates and returns under various programs associated with our distributor agreements. The amount of this reserve is largely driven by the individual distribution agreements and the Company’s business strategy whereby the Company will invoice the distributor at “list price”. The Company expects to issue compensation credits consistent with the distributor’s agreement. The difference between the list price and distributor selling price will vary by product grouping consistent with historical trends and marketing strategies. Historically, 90 percent of the credits issued to distributors are based on “list price” credits and 10 percent of the credits were for product returns and stock rotation rights, based upon the twelve month rolling historical experience rate.

The table below shows the changes in gross and net distributor revenue and reserve balances associated with the change in estimate for the three and six months ended April 3, 2015:

	Three Months Ended		Six Months Ended April 3, 2015
	January 2, 2015	April 3, 2015
Gross revenue effect of one-time change in estimate (1)	$17.0	—	$17.0
Gross revenue effect associated with change in estimate (2)	3.6	4.7	8.3

Total gross revenue resulting from change in estimate	$20.6	$4.7	$25.3

Net revenue effect of one-time change in estimate (3)	12.4	—	12.4
Net revenue effect associated with change in estimate (4)	2.7	3.7	6.4

Total net revenue resulting from change in estimate	$15.1	$3.7	$18.8

Reserve for future returns and credits (5)	($5.5)	($1.0)	($6.5)

(1)	This amount was recorded as deferred revenue as of October 3, 2015.
(2)	This amount represents the gross revenue impact of the change in estimate associated with increases in distributor inventories as compared to the prior reporting period.
(3)	This amount represents the net revenue impact of the one-time change in estimate after applying the associated reserve for future credits and returns.
(4)	This amount represents the net revenue impact of the change in estimate associated with increases in distributor inventories as compared to the prior reporting period after applying the associated reserve for future credits and returns.
(5)	This amount reflects the change in the revenue reserve for future returns and credits. The balance as of April 3, 2015 is $6.5 million.

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The Company acknowledges and confirms that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (978) 656-2753. Thank you again for your time and consideration.

Sincerely,

/s/ Robert J. McMullan

Senior Vice President and Chief Financial Officer